Exhibit 99.1

November 12, 2025

TO THE SHAREHOLDERS OF HEIDMAR MARITIME HOLDINGS CORP.

Enclosed is a notice of the 2025 annual meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Heidmar Maritime Holdings Corp. (the “Company”), which will be held on December 15, 2025 at 9:00 am Eastern Standard Time, along with the Company’s proxy statement and certain related materials. The Meeting will be held in a virtual format only via the Internet at www.virtualshareholdermeeting.com/HMR2025. You will not be able to attend the Meeting physically.

At the Meeting, Shareholders will consider and vote upon the following proposals:

1.	to elect two Class I Directors to serve until the 2028 annual meeting of Shareholders (“Proposal One”); and
2.	to transact other such business as may properly come before the Meeting or any adjournment thereof.

Provided that a quorum is present, the adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote in the election. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

If you virtually attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT NOVEMBER 12, 2025, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

/s/ Pankaj Khanna
Pankaj Khanna
Director and Chief Executive Officer

Akti Miaouli 89, Pireaus, Greece 18538
Tel: +30
www.heidmar.com

HEIDMAR MARITIME HOLDINGS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
December 15, 2025
NOTICE IS HEREBY given that the Annual Meeting (the “Meeting”) of the holders (the “Shareholders”) of shares of common stock, par value $0.001 per share (the “Common Shares”) of Heidmar Maritime Holdings Corp. (the “Company”) will be held on December 15, 2025 at 9:00 a.m. Eastern Standard Time. The Meeting will be conducted completely as a virtual meeting via the Internet at www.virtualshareholdermeeting.com/HMR2025. The Meeting will be held for the following purposes, of which proposal one is more completely set forth in the accompanying proxy statement:

1.	to elect two Class I directors to serve until the 2028 annual meeting of Shareholders; and

2.	to transact other such business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on November 5, 2025 as the record date for the determination of the Shareholders entitled to receive this notice of Meeting and to vote at the Meeting or any adjournment thereof.

Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting, who attend the Meeting in person or by proxy, shall be a quorum for the purposes of the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Shareholders will need to provide the control number included with the Notice of Annual Meeting of Shareholders or on the proxy card in order to be able to participate in the Meeting. Shareholders may log into the virtual meeting platform beginning at 8:45 a.m. Eastern Standard Time, on December 15, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Pankaj Khanna

Pankaj Khanna
Secretary

November 12, 2025
Athens, Greece

HEIDMAR MARITIME HOLDINGS CORP.
AKTI MIAOULI 89, PIRAEUS, GREECE 18538

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS
 TO BE HELD ON DECEMBER 15, 2025
INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Heidmar Maritime Holdings Corp., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders of shares of common stock of the Company (the “Shareholders”) to be held virtually on December 15, 2025 at 9:00 a.m. Eastern Standard Time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company who are entitled to vote at the Meeting as of November 5, 2025.

Voting Rights and Outstanding Shares

On November 5, 2025 (the “Record Date”), the Company had issued and outstanding 58,396,233 common shares, par value $0.001 per share (the “Common Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more Shareholders of record (in person or by proxy) holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned signed without instructions will be voted FOR the proposals set forth on the notice of Meeting.

The Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HMR.”

Revocability of Proxies

A Shareholder may revoke its proxy at any time before it is exercised.  A proxy may be revoked by filing with the  Secretary  of  the Company at the Company’s principal executive office, Akti Miaouli 89, Piraeus, Greece 18538, a written notice of revocation by a duly executed proxy bearing a later date (not later than the Meeting date), or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has six directors divided into three classes. There is also currently a vacancy of a Class III director. As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three‑year term and until such director’s successor is elected and has qualified. Accordingly, the Board has nominated Niovi Iasemidi and André Lockhorst, each a current Class I Director, for re-election as directors whose term will expire at the 2028 annual meeting of shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company’s Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position
Niovi Iasemidi	39	Class I Director
André Lockhorst	51	Class I Director

Niovi Iasemidi brings over 15 years of experience in the investment and maritime industries and currently serves as Deputy Chief Financial Officer of Capital Clean Energy Carriers Corp. (Nasdaq: CCEC). Prior to this role, she was Vice President of Finance at Capital Maritime & Trading Corp., following her tenure as a Principal at Hayfin Capital Management in London, where she specialized in maritime investments. Ms. Iasemidi spent nearly a decade at TMS Cardiff Gas, an international LNG tanker operator based in Athens, serving as Director of Finance and Business Development. She began her career in asset management and investment banking, holding positions at Morgan Stanley and Société Générale in London and Paris. A CFA charterholder and member of the Chartered Financial Analyst (CFA) Institute, she holds an undergraduate degree from the University of Warwick and a master’s degree from the London School of Economics and Political Science.

André Lockhorst combines over 25 years of experience in the banking industry, across major financial hubs in Asia Pacific (Singapore) and Europe (Amsterdam) and is specialized in transportation and commodity finance. From 2018 to 2020 he served as Head of Transportation & Logistics – North Europe & Middle East for ABN AMRO Bank N.V., Amsterdam and from 2020 to 2021 he served as Sector Lead of Transportation Europe. Mr. Lockhorst is currently a partner at Maritime fund manager PROW Capital where he is responsible for the commercial strategy of a EUR400m alternative Maritime debt platform. He has an undergraduate degree from Amsterdam Academy for Banking and Finance.

Required Vote
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

/s/ Pankaj Khanna

Pankaj Khanna
Secretary

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/HMR2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V81415-Z91590

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

HEIDMAR MARITIME HOLDINGS CORP.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Niovi Iasemidi
02) Andre Lockhorst

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date